SIGNATURE STOCK TRANSFER, INC.
2632 Coachlight Court
Plano, Texas 75093

Telephone (972) 612 - 4120
Facsimile (972) 612 - 4122

No.	New Company Name / Old Company Name	Effective Date	New Cusip No. / Old Cusip No.	Par ($) Inc. Auth Appointed ~ / New:Old Exchange Rate & NOTE
-3690	**TNI Biotech, Inc.**		872608 10 4	`.0001 `FL `500M `12-01-1998 ~ TNIB
	N/C PH Environmental Inc.	`05-14-2012	69338E 10 7	`1:1
	N/C PH Environmental Inc.	`04-23-2012	69338E 10 7	`6% 144 Restricted Distribution (Mailed Directly To Holders)
	N/C Resort Clubs International, Inc.	`02-27-2012	761163 30 2	`1:1,000 Reverse (Divide By 1,000)
	Resort Clubs International, Inc.	`08-11-2005	761163 20 3	`2:1 Mandatory Forward (Divide By 500)
	Resort Clubs International, Inc.	`02-24-2005	761163 10 4	`1:200 Reverse (Divide By 100,000)
	N/C Galliano International Ltd.	`10-22-2004	363816 10 9	`1:500 Reverse (Divide By 50,000,000)
	Galliano International Ltd.	`07-31-1999	363816 10 9	`5.1 Forward (Add'l Mailed To Holders) (Divide By 50,000,000)
	NOTE ◆ `10-22-2004 AUTHORIZED CHANGE FROM `80M TO `500M◆			

MISCELLANEOUS

**All shares are rounded up to the next whole share unless otherwise stated.

**Please note - Signature Stock Transfer, Inc., the transfer agent for the above company, is not a stock broker and does not buy or sell securities, or quote securities. To learn the stock price of this, or any other security please consult your stock or investment broker.